Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

INTRODUCTION

On April 1, 2026, QTREX Quantum Ltd. (formerly: Inspira Technologies Oxy B.H.N. Ltd). (“QTREX" or the “Company”) entered into an Asset Purchase Agreement (the “APA”) with Nano Dimension Technologies Ltd. (Nasdaq: NNDM) (“NNDM” or the “Seller”) to acquire certain assets and assume certain liabilities related to NNDM’s Additively Manufactured Electronics (“AME”) and Fabrica businesses (collectively, the “Business”). The transaction closed on April 6, 2026 (the “Closing Date”).

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, to illustrate the effects of the acquisition on the historical consolidated financial statements of QTREX. The unaudited pro forma condensed combined statement of financial position gives effect to the acquisition as if it had occurred on December 31, 2025, and the unaudited pro forma condensed combined statements of operations give effect to the acquisition as if it had occurred on January 1, 2025.

Pursuant to the APA, the Company agreed to acquire certain assets of the Business, including intellectual property and proprietary software, equipment and tooling, inventory, customer contracts, accounts receivable and leasehold rights, and to assume certain related liabilities including contract liabilities. The purchase price for the Business consists of a closing cash payment and additional contingent consideration, subject to the agreed terms. The total potential consideration payable for the Business is up to $12,500 thousand and consists of: (i) a cash payment of $2,000 thousand, payable at closing; and (ii) potential contingent consideration of up to $10,500 thousand (the “Contingent Consideration”), which is based on net cash proceeds collected during the 12-months period following the Closing Date (the “Contingent Consideration Period”). The Contingent Consideration will consist of: (i) 50% of net cash proceeds collected as part of the AME, up to a maximum amount of $4,000 thousand; and (ii) 50% of aggregate Fabrica net cash proceeds, up to a maximum amount of $6,500 thousand.

The acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, "Business Combinations". QTREX was identified as the accounting acquirer. This unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of QTREX's actual financial position or results of operations had the acquisition occurred on the dates indicated. It is also not a projection of future results. These statements do not reflect any anticipated synergies, operating efficiencies, cost savings, or integration costs that may result from the acquisition.

The pro forma information should be read in conjunction with:

●	QTREX's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025;

●	The Abbreviated Financial Statements of the Additively Manufactured Electronics and Fabrica Product Lines of the Seller included in Exhibit 99.1 QTREX's Current Report on Form 6-K filed with the SEC on May 27, 2026, of which this Exhibit 99.2 is a part; and

●	The accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(US dollars in thousands)

	Registrant Historical	Acquiree Historical	Transaction Accounting Adjustments		Pro Forma Combined
Cash and Cash Equivalents	$3,159	$-	$-		$3,159
Other Current Assets	517	40	-		557
Inventory	735	2,501	509	4(b)	3,745
Total Current Assets	4,411	2,541	509		7,461

Right of Use Assets, Net	452	1,494	(39)	4(a)	1,907
Property, plant and Equipment, Net	478	3,330	(976)	4(a)	2,832
Total Non-Current Assets	930	4,824	(1,015)		4,739
Total Assets	5,341	7,365	(506)		12,200

Trade Accounts Payables	107	-	-		107
Deferred Revenue	-	1,552	-		1,552
Other Accounts Payable	1,349	-	769		2,118
Lease Liabilities (ASC 842)	286	1,091	(26)	4(a)	1,351
Financial Liabilities at Fair Value	1,082	-	-		1,082
Contingent Consideration	-	-	697		697
Total Current Liabilities	2,824	2,643	1,440		6,907

Lease Liabilities (ASC 842)	194	546	(13)	4(a)	727
Contingent Consideration	-	-	259		259
Total Non-Current Liabilities	194	546	246		986
Total liabilities	3,018	3,189	1,686		7,893

Share Capital and Premium	82,117	-	-		82,117
Accumulated Losses	(79,794)	-			(79,794)
Total Equity	2,323	-			2,323
Total Liabilities and Equity	5,341	3,189	1,686		10,216

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR The FISCAL YEAR ENDED DECMBER 31, 2025

(US dollars in thousands except for loss per share)

	Registrant Historical	Acquiree Historical	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	$289	$5,521	$-		$5,810
Cost of Revenues	287	4,447	509	5(c)	5,243
Gross Profit	2	1,074	(509)		567

Research and Development Expenses	7,496	9,589	(69)	5(c)	17,016
General and administrative expenses	5,532	4,279	(206)	5(b)	9,605
Sales and Marketing Expenses	588	4,381	-		4,969
Other Expenses	9	0	189	5(a)	198
Operating Loss	13,623	17,175	423		31,221

Interest Income From Deposits	(64)	-	-		(64)
Finance Expenses (Income), Net	(339)	175	-		(164)
Loss Before Tax	13,220	17,350	423		30,993
Taxes on Income			-		0
Total Comprehensive and Net Loss	13,220	17,350	423		30,993

Basic net Loss per Ordinary Share	0.45				1.049
Weighted Average Number of Ordinary Shares Outstanding Basic and Diluted	29,623,194				29,623,194

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(US dollars in thousands except for loss per share)

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, using the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations”, to illustrate the effects of the Company acquisition of substantially all of the assets and certain liabilities related to the Additively AME and Fabrica businesses of NNDM.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2025, gives effect to the acquisition as if it had occurred on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025, give effect to the acquisition as if it had occurred on January 1, 2025. The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with:

(i)	QTREX’s audited consolidated financial statements as of and for the year ended December 31, 2025; and

(ii)	The Abbreviated Financial Statements of the AME and Fabrica Product Lines of NNDM., which were prepared in accordance with Rule 3-05(e) of Regulation S-X.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred had the acquisition been completed on the dates assumed, nor is it indicative of future results of operations of the combined company.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, cost savings, integration costs, or other costs expected to be incurred following the acquisition.

Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are directly attributable to the acquisition, factually supportable, and, with respect to the statements of operations, expected to have a continuing impact on the combined results. These adjustments primarily reflect the preliminary application of purchase accounting, including the recognition and measurement of identifiable assets acquired and liabilities assumed based on management’s preliminary estimates.

The purchase price allocation reflected in the unaudited pro forma condensed combined financial information is preliminary and subject to change as additional information becomes available, including the completion of valuation analyses and the final determination of the fair values of assets acquired and liabilities assumed. Differences between preliminary estimates and final purchase accounting may be material.

NOTE 2 – ACCOUNTING POLICIES

Management has performed an initial review of the accounting policies of the Business to identify potential differences between the accounting policies of the Business and those of the Company. Based on this initial review, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. Accordingly, no pro forma adjustments related to accounting policy differences have been reflected.

NOTE 3 – PRELIMINARY PURCHASE PRICE ALLOCATION

Total preliminary purchase price

The following table summarizes the preliminary estimated purchase consideration exchanged in connection with the acquisition of the Business. The preliminary purchase price reflects management’s best estimates based on information available as of the date of preparation of the unaudited pro forma condensed combined financial information.

Amount
Cash consideration paid at closing (i)	$2,000
Contingent Consideration (ii)	957
Total preliminary purchase price	$2,957

(i)	Represents cash consideration of $2,000 (plus applicable value-added tax), paid to the Seller in immediately available funds at the Closing Date.

(ii)	Represents the preliminary estimated fair value of contingent consideration payable to the Seller, consisting of (a) 50% of aggregate AME net cash proceeds, capped at $4,000; and (ii) 50% of aggregate Fabrica net cash proceeds, up to a maximum amount of $6,500.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(US dollars in thousands except for loss per share)

Preliminary purchase price allocation

The preliminary purchase price has been allocated to the identifiable assets acquired and liabilities assumed based on management’s preliminary estimates of their respective fair values as of the acquisition date. There was no excess of the preliminary purchase price over the estimated fair value of the net identifiable assets acquired.

The preliminary purchase price allocation is subject to change as additional information becomes available, including the completion of valuation analyses and the final determination of the fair values of tangible and identifiable intangible assets acquired, liabilities assumed, and contingent consideration. Any changes to the preliminary purchase price allocation may be material.

Amount
Assets Acquired:
Trade receivables	251
Inventory	2,501
Property and equipment	2,344
Operating lease right of use assets	1,561
Total assets acquired	6,657
Liabilities Assumed:
Contract Liabilities	1,370
Operating lease liability	1,561
Israel Innovation Authority Liability	769
Total liabilities assumed	3,700
Total preliminary purchase price	2,957

NOTE 4 – ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET

(a)	The pro forma condensed combined balance sheet as of December 31, 2025, reflects the application of the preliminary purchase price allocation to the identifiable assets acquired and liabilities assumed in connection with the acquisition. Other than the adjustments related to the preliminary purchase price allocation described in Note 3, no additional pro forma adjustments to the historical balance sheet amounts were required.

(b)	The adjustment steps up the pro forma balance sheet for the Business’s finished goods and work-in process inventory to a fair value of approximately $2,501. The calculation of fair value is preliminary and subject to change. The fair value was determined according to ASC 820, based on the estimated selling price of the inventory, less the remaining manufacturing and selling costs and a normal profit margin on those manufacturing and selling efforts

NOTE 5 – ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(a)	The unaudited pro forma condensed combined statements of operations have been adjusted to reflect the accrual of additional transaction-related costs incurred by the Company subsequent to December 31, 2025 in connection with the acquisition of the Business. Such transaction costs primarily consist of legal, accounting, valuation, and other professional fees that are directly attributable to the acquisition. The amount of additional transaction costs reflected in the unaudited pro forma condensed combined statements of operations is $189 thousand.

(b)	Represents the estimated decrease to depreciation expense of $275 thousand computed on a straight-line basis using an estimated weighted average useful life of 3.5 years following the preliminary purchase price allocation to property and equipment, as if the Business acquisition was consummated on January 1, 2025.

(c)	The pro forma income statement for the year ended December 31, 2025 is adjusted to increase cost of sales by the same amount as the inventory that is expected to be sold within one year of the acquisition date.

NOTE 6 – EARNINGS PER SHARE

No equity instruments were issued in connection with the acquisition of the Business. Accordingly, the transaction did not have any impact on the weighted-average number of ordinary shares outstanding, and no pro forma adjustments to basic or diluted earnings (loss) per share were required.

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